Broadpoint.Gleacher
Broadpoint Gleacher Securities Group, Inc.
January 22, 2010
VIA EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Sonia Gupta Barros
Re:	Broadpoint Gleacher Securities Group, Inc. Form 10-K Filed March 26, 2009 Form 10-K/A Filed April 30, 2009 File No. 000-14140
Ladies and Gentlemen:
     This letter is being submitted in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2009 to Lee Fensterstock, Chief Executive Officer of Broadpoint Gleacher Securities Group, Inc. (the “Company”), relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2008, as amended.
     For your reference, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.
Comments on Form 10-K
Part II, page 20
Item 5. Market for the Registrant’s Common Equity...page 20
Issuance of Unregistered Equity Securities, page 20

Broadpoint Gleacher Securities Group, Inc.
12 E 49th St. 31st Flr. NY, NY 10017-1028
tel 212-273-7305 fax 800-887-4129

January 22, 2010

1.	In future filings, please present all of the disclosure required by Item 701 of Regulation S-K, including, but not limited to, disclosure of the exemption relied upon for the sale of the unregistered securities and the facts relied upon to make the exemption available.

The Company notes the Staff’s comment and confirms that in future filings, the Company will present all of the disclosure required by Item 701 of Regulation S-K. When applicable, the Company will note in its response to Item 5 of Form 10-K the Company has previously disclosed the information required in a previously filed Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.
Item 7. Management’s Discussion and Analysis, page 23
2.	The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. We note that you had a net loss of $17.4 million for the year ended December 31, 2008 and that you held $15.4 million of relatively illiquid private equity investments at December 31, 2008. Please revise future filings to expand the introduction and tell us how you plan to comply. Refer to Release No. 33-8350 (Dec. 19, 2003).

The Company notes the Staff’s comment and will supplement its disclosure in future filings as recommended by the Staff. Attached hereto as Annex A is the Company’s draft disclosure responsive to the Staff’s comment based on information currently known to the Company, which the Company anticipates including in its 10-K for the fiscal year 2009. While this disclosure is subject to change as the Company completes its financial statements as well as its disclosure control processes, the Company expects that disclosure of this nature, revised to reflect relevant facts and analysis, will be included in its 10-K for the fiscal year 2009 and future filings.
Exhibits
3.	We note that you have incorporated by reference the forms of various agreements rather than executed agreements. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions

Broadpoint Gleacher Securities Group, Inc.
12 E 49th St. 31st Flr. NY, NY 10017-1028
tel 212-273-7305 fax 800-887-4129

January 22, 2010

are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

In connection with the Company’s filing of its Form 10-K report for the fiscal year-ended December 31, 2009, the Company will review and update its exhibit index and as a part of that process, the Company will remove agreements that are no longer required to be filed, file any new agreements required to be filed and file executed versions of agreements that are required to be in executed form but not previously so filed.
Comments on Form 10-K/A
Item 11 Executive Compensation, page 6
Compensation Discussion and Analysis, page 6
4.	Please refer to Release 33-8732-A, Section II.B.1 (August 29, 2006). As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also confirm you will include this disclosure in future filing. For example, we note that Mr. Fensterstock received substantially more compensation than the other named executive officers and that Ms. Arciero-Craig received in March 2008. Please see Item 402(b)(2)(vii) of Regulation S-K.
     The 2008 compensation decisions with respect to the Company’s chief executive officer and the other named executive officers were principally based on the following criteria:
•	the individual roles and responsibilities, and the perceived potential for contribution to furthering the Company’s objectives, of each named executive;

•	a comparison of each named executive’s compensation to prior-year compensation of executive officers performing similar functions among the Company’s peer group companies;

•	the extent to which each named executive met expectations of contributing to the Company’s success in achieving its corporate objective; and

•	the prevailing economic conditions and the available financial resources of the Company.

Broadpoint Gleacher Securities Group, Inc.
12 E 49th St. 31st Flr. NY, NY 10017-1028
tel 212-273-7305 fax 800-887-4129

January 22, 2010

     In 2008, the Executive Compensation Committee’s considerations of these criteria resulted in a fairly wide range of total compensation levels among individual named executives. This range of compensation levels is not atypical of compensation levels among the Company’s peer group of companies. In 2007, the year for which peer company compensation levels were available to the Executive Compensation Committee, the difference between the least and most highly compensated named executive officers ranged from $153,000 (+5.6%) to $4,531,000 (+710%). By comparison, the difference between the Company’s least and most highly compensated named executive officer for 2008 was $1,196,000 (+370%).
     There is necessarily a substantial amount of discretion exercised by the Executive Compensation Committee in valuing the perceived contribution potential of each of the named executive officers as well as the extent to which such potential is attained. In addition, the Executive Compensation Committee uses discretion in deciding the weight it assigns to the peer group data, and the Committee may choose to weight the data as a group in ways differently than the peers.
     The Executive Compensation Committee believes that as a general matter the responsibilities and obligations of the chief executive officer, including oversight of business unit performance, execution of strategy, oversight of the other executive officers and the ultimate responsibility for the performance of the Company, are greater than those of any other named executive officer and that, particularly in 2008, many of the achievements of the Company were directly related to Mr. Fensterstock’s leadership contributions. For this reason, Mr. Fensterstock’s compensation in 2008 was significantly higher than the compensation we paid to any of the other named executive officers.
     The Company confirms that it will include disclosure to this effect, modified as necessary to reflect changes in the facts or disclosure rules, in future filings.
Compensation Elements, page 8
5.	We note that you compare compensation paid to your executive officers with the compensation paid by companies within your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median. Additionally, please confirm you will include this disclosure in future filings.
     In 2008, the Executive Compensation Committee awarded compensation to our named executive officers at levels below the median levels of prior-year (i.e., 2007)

Broadpoint Gleacher Securities Group, Inc.
12 E 49th St. 31st Flr. NY, NY 10017-1028
tel 212-273-7305 fax 800-887-4129

January 22, 2010

compensation awarded by our peer group. The level of compensation paid by members of our peer group is only one of several factors considered by the Executive Compensation Committee in making compensation decisions regarding our named executive officers. The Executive Compensation Committee considered all of the factors discussed in comment 4, and the outcome of their consideration resulted in compensation for each of our named executive officers that was below the 2007 median compensation within our peer group.
     The Company confirms that in future filings it will include the disclosure requested to this effect, to the extent peer data continues to be a factor and modified as necessary to reflect changes in the facts or disclosure rules, in future filings.
6.	In future filings, for each executive officer, please disclose the individual and corporate performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Please tell us how you intend to comply. Refer to paragraphs (v) and (vii) of Item 402(b)(2) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.
     The Company notes the Staff’s comment and confirms that it will disclose in its future filings the individual and corporate performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results, subject to any permissible exclusions including as set forth in Instruction 4 to Item 402(b) of Regulation S-K.
* * * * *

Broadpoint Gleacher Securities Group, Inc.
12 E 49th St. 31st Flr. NY, NY 10017-1028
tel 212-273-7305 fax 800-887-4129

January 22, 2010

In response to the Staff’s request, the Company hereby acknowledges as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of our responses to your comments. We hope our responses have been complete and answer your questions. If you have further questions or if you need any additional information, or if you wish to discuss this letter or any related matter in greater detail, please contact me at (212) 273-7305.

Sincerely yours,
/s/ Patricia Arciero-Craig
General Counsel and Secretary

cc:	Donald J. Murray, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 (T): (212) 259-6575 (F): (212) 259-6482

Broadpoint Gleacher Securities Group, Inc.
12 E 49th St. 31st Flr. NY, NY 10017-1028
tel 212-273-7305 fax 800-887-4129

Annex A
Business Overview
Broadpoint Gleacher Securities Group, Inc. (together with its subsidiaries, the “Company”) is an independent, full-service investment bank that provides corporate and institutional clients with independent advice and execution in the areas of advisory services, capital raising and research, sales and trading. We are focused on growth and have taken advantage of the recent dislocation of the markets by making strategic acquisitions and hiring professionals that will contribute to our intellectual capital. Our acquisitions generally include some form of contingent consideration or “earnout” which provides the opportunity for employees to participate in a share of the profits of their individual business unit. We believe this model aligns those employees with both the short and long-term strategy of the Company. Our strategy also includes continued diversification of our earnings stream and balanced growth in investment banking in order to capitalize on the recent return of liquidity to the markets.
The implementation of our growth strategy began in September 2007 with the closing of a $45.8 million capital infusion from MatlinPatterson Global Opportunities Partners II (“MatlinPatterson”). This re-capitalization was the first step in our efforts to build a premier investment bank for mid-sized and emerging growth companies and their investors. Upon this re-capitalization, the Company also implemented a restructuring plan to properly size the Company’s infrastructure and included a reduction in headcount within IT and operations, outsourcing our clearing operations and eliminating excess office space.
In early 2008, the Company hired the employees of the Fixed Income Division of BNY Capital Markets, Inc. and acquired related assets, which now comprises our Debt Capital Markets segment. In connection with this acquisition, the Company raised an additional $19.7 million of capital in order to grow the business. This acquisition was strategically additive in that it gave the Company a distribution capability, particularly in high yield and convertible bonds which enabled the Company to expand our investment banking practice and better serve our corporate clients.
The Company then completed its acquisition of American Technology Research (“AmTech”) on October 2, 2008, which now comprises our Equities segment. AmTech is a broker-dealer specializing in institutional research, sales and trading in the information technology, cleantech and defense areas. This acquisition provided the Company with critical mass to more effectively serve the equity research, sales and trading support needs of our institutional investor client base and provided the Company with a unique, full-service platform on which to build a significant middle-market focused investment bank.
For the year ending December 31, 2008, the Company reported a net loss of $17.4 million. The Company completed the restructuring plan in the third quarter of 2008 and as a part of the Company’s restructuring activities, the Company incurred restructuring costs of approximately $ million during the year ending December 31, 2008. This restructuring brought our non-compensation expenses to more efficient levels. We reported our first quarterly profit in the fourth quarter of 2008. As a result of the Company’s restructuring, acquisitions and related activities, period to period comparisons of the Company’s results of operations may not be meaningful. Furthermore, there can be no assurance that the Company will remain profitable.
In 2009, we continued the implementation of our growth strategy and in June 2009, acquired Gleacher Partners, Inc. (“Gleacher”). Gleacher is a financial advisory boutique best known for advising major companies in mergers and acquisitions. This acquisition provided us with a significant advisory business that expanded our Investment Banking capabilities and provided the Company with the ability to offer a full suite of advisory and financing products to our corporate client base.
In the third quarter of 2009, the Company completed a public offering with 16 million shares sold by the Company, generating net proceeds to the Company of $93.3 million. This additional capital was raised for working capital, general corporate purposes, potential acquisitions and expansion of our business generally.
The Company launched an international markets effort in 2009 by agreeing to acquire London-based ISM Capital (“ISM”), an investment banking boutique that focuses on emerging market debt, which is expected to close in the first quarter of 2010. This acquisition is designed to help us build an investment bank that will provide ideas and execution to global investors as well as advice and capital raising services to companies throughout the world.
The transformation of our business has resulted in positive contributions to our operating results in 2009. The Company is focused on building our Investment Banking business, including leveraging pre-existing Gleacher relationships, growing fixed income through increased market share and new product areas, expanding our equity business, building our international business and continuing to pursue complementary, high return on equity opportunities.
Our overall financial results are correlated to the fixed income and equity markets as well as the market’s appetite for advisory and capital raising activities. Unfavorable or uncertain economic and market conditions will impact our results and can be caused by a number of factors including declines in economic growth, business activity or investor confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation, interest rates, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets, or a combination of these or other factors. Such factors influence levels of equity security issuance and merger and acquisition activity which affects our investment banking business. The same factors also affect trading volumes and valuations in secondary financial markets, which affect our brokerage business. Commission rates, market volatility and other factors also affect our brokerage revenues and may cause these revenues to vary from period to period.

Our revenues recently have been derived primarily from our fixed income business which was a significant driver of our profitability in 2009. In 2008, our business suffered as a result of a lack of liquidity resulting in a widening of “spreads” which provided opportunities for higher margins per trade, but also resulted in reduced revenues due to lower trading volumes. We have experienced increased volumes due to the return of liquidity which has been a major contributor to our strong operating results. However, this return of liquidity could be adversely impacted to the extent there is a rise in short-term interest rates. A rate increase could cause a reduction of trading volumes and would result in increased funding costs. We manage our interest rate risk on our fixed income positions by shorting TBA’s and government securities and look toward alternative sources of funding in the repo markets to manage funding costs associated with our clearing broker. We believe our fixed income business is currently well positioned and continue to allocate capital to this operation.
We are focused on diversifying our product mix, recognizing that our business is principally fixed income. Our continuing improvement will also depend on positive growth in our equities segment, which we believe will benefit from the return of liquidity and overall improved confidence in the equities market. We also continue to look for opportunities to grow through acquisition to the extent such acquisitions contribute to our talent, relationships and ideas.
The economic turmoil of 2008 significantly impacted Mergers & Advisory (“M&A”) activity. Deal volume plunged in the prior year as a result of the credit markets drying up, which resulted in limited access to capital. Such trends continued during 2009, however, the recent stabilization of the markets should result in new opportunities which we should be able to capitalize on through our combined Broadpoint Gleacher platform by leveraging the expertise and corporate relationships of the combined Company.
We operate our business through a disciplined business model which includes low risk and highly liquid investments. Although we do not engage in any significant proprietary trading for our own account, the inventory of securities held to facilitate customer trades and our market making activities are sensitive to market movements. We do not have any significant direct exposure to the sub-prime markets, but are subject to market fluctuations resulting from news and corporate events in such markets, associated write-downs by other financial services firms and interest rate and prepayment speed fluctuations.
The Company does maintain an investment portfolio which includes interests in publicly and privately held companies. This was a strategic investment made by the Company in 2001, which provides returns consistent with risks of investing in venture capital. Our open commitments to fund this portfolio were $    and $    at December 31, 2009 and 2008. The fair value of this portfolio at December 31, 2009 and 2008 was approximately $    and $15 million, respectively with gains / (losses) of $    and $1 million.
Our business is a human capital business and our performance is dependent on our ability to attract, develop and retain highly skilled employees who are motivated and committed to providing the highest quality service and guidance to our clients. Our compensation is variable which includes employee equity ownership in order to align our employees’ interests with the vested interests of the Company.
Currently, our business model operates through the following five business segments:
•	Broadpoint Descap — The Broadpoint Descap segment is comprised of professionals that provides sales, trading, banking, research and advisory services on a wide range of mortgage and asset-backed securities, U.S. Treasury and government agency securities, structured products such as CLOs and CDOs, whole loans, and other securities. Trading volume is over $ billion in securities annually, and Descap inventory positions are approximately $ billion. The segment has developed relationships with more than institutional investors, including mutual funds, pension funds, insurance companies, hedge funds, investment managers and investment advisors, by providing value-added investment ideas and access to execution services and inventory capital.

•	Debt Capital Markets — The Company’s Debt Capital Markets segment is comprised of professionals that provide analysis, sales and trading on a wide range of debt securities including bank debt and loans, investment grade, high-yield debt, treasuries, convertibles, distressed debt, preferred debt and reorganization equities to corporate and institutional investor clients. Trading volume is over $ billion in securities annually and the segment does not maintain material trading inventory. The segment has developed relationships with over institutional investors and provides services including proprietary desk analysis, institutional sales, trade execution and liquidity, corporate repurchases, liability management and new issue distribution.

•	Investment Banking — The Company’s Investment Banking segment is comprised of professionals who provide independent, unbiased, senior-level attention in the most complex and challenging situations. The segment provides strategic advice to corporations and institutional investors in the areas of finance and corporate strategy including mergers and acquisitions, liability management and restructuring and has advised on over $ billion of M&A transactions. The segment is also involved in evaluating capital raising solutions in order to execute transactions on optimal terms for client, including equity and debt capital markets origination and liability management.

•	Equities — The Company’s Equities segment which is comprised of professionals and operates through its Broadpoint AmTech broker-dealer subsidiary, provides research on information technology, clean energy and defense companies for institutional investors. The focus is to generate profitable ideas through pure fundamental research. The segment continues to build on its experience to help clients navigate the technology investment landscape by providing insights and services including proprietary research, institutional sales, trade execution and liquidity, corporate and venture services and new issue distribution.

•	Other — The Company’s Other segment includes the results from its venture capital business and costs related to corporate overhead and support including various fees associated with legal and settlement expenses. This segment generates venture capital business revenue through the management and investment of venture capital funds.
Our Company has moved from an employee mix of a nearly equal number of client-facing and support, to a ratio of nearly 3-to-1, which has brought improved scalability to our business. Since September 2007 we have substantially turned over our business with headcount standing at approximately 350 and hiring during this time equating to approximately 300 employees.
We continue to evaluate market opportunities that have opened up as a result of the recent credit crisis and return of liquidity and we believe there is significant opportunity to continue to grow our revenue base due to the reduced competition that has resulted from the recent troubles at some of the major primary dealers. This includes continued growth through acquisition and / or hiring of sales and trading professionals with extensive client relationships from many of the larger firms that were impacted by the turbulent markets.

A-5